

TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900   FAX: (403) 263-8915

November 21, 2005



05013025

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A.   20549

RECEIVED
DEC 0 1 2005
203

SUPPL

Dear Sir or Madam:

**Re: Trilogy Energy Trust (the "Trust")
         Submission Pursuant to Rule 12g3-2(b)
         File No. 82-34876**

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1.   News Release, dated November 21, 2005.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

cc: Bernard K. Lee, Trilogy Energy Ltd.
       Charles E. Morin, Trilogy Energy Ltd.

PROCESSED

DEC 0 5 2005

THOMSON
FINANCIAL



TRILOGY ENERGY TRUST
Calgary, Alberta

November 21, 2005

NEWS RELEASE: TRILOGY ENERGY TRUST ANNOUNCES NOVEMBER 2005 DISTRIBUTION

Trilogy Energy Trust ("TET" or the "Trust") (TSX – TET.UN) today announced that its cash distribution for November 2005 will be $0.25 per Trust Unit. The distribution is payable on December 15, 2005 to unitholders of record on November 30, 2005. The ex-distribution date is November 28, 2005. The Trust expects that monthly distributions of $0.25 per Trust Unit will be sustainable for the foreseeable future, assuming current commodity price forecasts for petroleum and natural gas prices and based on current production estimates.

About TET

Trilogy Energy Trust is a petroleum and natural gas-focused Canadian energy trust. TET's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

Forward-looking Information

This news release contains forward-looking information. Implicit in this information are assumptions regarding petroleum and natural gas prices, production, royalties and expenses which, although considered reasonable by TET at the time of preparation, may prove to be incorrect. These forward-looking statements are based on assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in TET's plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations. There is no guarantee by TET that actual results achieved will be the same as those forecast herein. Readers are cautioned that the foregoing list of important factors is not exhaustive. The forward-looking statements contained in this press release are made as of the date hereof and TET undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
B.K. (Bernie) Lee, Chief Financial Officer
J. B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust
4100 – 350 – 7th Avenue S. W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915